UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$100.8 MILLION FOR 4Q07 and US$308.3 MILLION FOR FULL YEAR 2007

Santiago, Chile, January 29, 2008 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the fourth quarter and full year ended December 31, 2007. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•	LAN reported net income of US$100.8 million for the fourth quarter of 2007, a 7.7% increase compared to net income of US$93.6 million in the fourth quarter of 2006.

•

Net income for full year 2007 reached US$308.3 million, compared to US$241.3 million for full year 2006. Excluding extraordinary items recorded in 2006, net income for full year 2007 increased by 44.8%.

•

The Company reported operating income of US$131.9 million for the fourth quarter of 2007 compared to operating income of US$138.0 million in the fourth quarter of 2006, resulting in a 3.6 point decrease in operating margin from 16.2% to 12.6%. This decrease was mainly the result of higher fuel prices, which resulted in US$81.5 million in higher fuel costs during the quarter. Considering the fuel hedging gain obtained in the fourth quarter 2007 (which is accounted for as non-operating income), operating income would have reached US$152.7 million, an 11.5% increase over fourth quarter 2006, demonstrating LAN’s ability to operate successfully in a high fuel price environment.

•

Total revenues for the fourth quarter of 2007 reached US$1,046.1 million compared to revenues of US$853.5 million in the fourth quarter of 2006, due mainly to a 24.9% increase in passenger revenues, while cargo revenues increased 15.5% and other revenues increased 47.9%. Passenger and cargo revenues accounted for 61.4% and 33.4% of total revenues, respectively, during the fourth quarter of 2007.

•

Continuing with the expansion and renewal of its fleet, LAN received two new Boeing 767-300 passenger aircraft during the fourth quarter 2007, both of them featuring the Company’s new Premium Business and Economy classes. For its short haul fleet, LAN also received two new Airbus A320s and three new Airbus A318s.

•

In November 2007 LAN celebrated its tenth anniversary of listing its American Depositary Shares on the New York Stock Exchange, having been the first Latin American airline to do so. Members of the board and senior management celebrated by ringing the closing bell at the NYSE on November 6, 2007.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

•

During the quarter LAN continued to receive international recognition, being selected as the best airline in South America at the recent World Travel Awards. This prize is based on the votes of approximately 170,000 industry professionals and travel agents worldwide. On this occasion, oneworld was also elected as the leading airline alliance in the world for the fifth consecutive year.

Management Comments on Fourth Quarter 2007 Results

LAN reported net and operating income of US$100.8 million and US$131.9 million, respectively, in the fourth quarter of 2007. Total revenues increased 22.6% during the quarter, while LAN’s operating margin decreased from 16.2% to 12.6%, mainly as a result of higher fuel costs. Considering the fuel hedging gain obtained in the fourth quarter 2007 (which is accounted for as non operating income), operating income would have amounted to US$152.7 million, an 11.5% increase over fourth quarter 2006, demonstrating LAN’s ability to operate successfully in a high fuel price environment.

Passenger revenues grew 24.9% during the quarter, due to a 14.5% expansion in capacity, and a 9.1% increase in revenues per ASK. The latter was driven by an 8.1% increase in yields, together with a 0.7 point increase in load factors from 76.2% to 76.9%. During the quarter, the Company managed its capacity in order to respond to demand growth and market opportunities. As a consequence, capacity increased proportionately on all of LAN’s routes, including long haul and regional routes as well as domestic routes within Chile, Peru and Argentina. During the quarter, yields increased mainly as a result of nominal fare increases, better revenue management practices on regional and long-haul routes and the increase in fuel surcharges due to higher fuel costs.

LAN’s strategy in the cargo business seeks to rationalize capacity expansion by focusing on the most profitable routes, as well as optimizing its fleet by maintaining the optimal mix of ACMI leases and its own Boeing 767 freighters. The implementation of this strategy during the fourth quarter of 2007 continues to achieve important profitability improvements. During the fourth quarter of 2007, cargo revenues rose 15.5% as capacity rose 9.2% and unit cargo revenues increased 5.8%. Higher revenues per ATK resulted mainly from a 9.2% increase in yields, which offset a decline in load factors from 78.0% to 75.6%. Yields increased during the quarter mainly driven by the implementation of certain revenue management initiatives and by higher fuel surcharges.

Operating expenses rose 27.8% compared to the fourth quarter of 2006, while costs per ATK (including net financial expenses) increased 17.2%. Higher fuel prices generated US$81.5 million in higher fuel costs for the quarter. Excluding fuel, unit costs increased 7.3%, mainly due to the impact of the appreciation of local currencies and of inflation on wages & benefits, as well as due to higher fleet costs.

The Company recorded a US$10.3 million non-operating loss in the fourth quarter of 2007 compared to a US$24.3 million non-operating loss in the fourth quarter of 2006. In the fourth quarter of 2007, interest expenses increased due to higher debt, related to fleet financing, while interest income increased due to higher cash balances resulting from the proceeds of the equity offering completed in June 2007. The Company recorded a US$20.8 million fuel hedging gain in the fourth quarter of 2007, compared to a US$1.0 million fuel hedging loss in the fourth quarter of 2006. LAN has hedged approximately 30% of its fuel requirements for the first quarter of 2008, approximately 40% for the second quarter of 2008 and approximately 48% for the second half of 2008. In addition, in the fourth quarter 2007, LAN recorded a US$25.0 million reserve related to the ongoing investigation by the European Commission for allegations of anti-competitive behavior in the cargo business.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the fourth quarter 2007 LAN had US$540 million in cash, cash equivalents and available credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all of its Boeing 767 passenger aircraft with the new Premium Business Class and upgraded Economy Class. As of December 31, 2007, fifteen of LAN’s 22 Boeing 767 passenger aircraft had this new configuration.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and increase competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

4Q07	4Q06	%Chg	2007	2006	%Chg

Revenues	1046.1	853.5	22.6%	3524.9	3034.0	16.2%
Operating Expenses	(914.2)	(715.5)	27.8%	(3111.6)	(2731.3)	13.9%

Operating Income	131.9	137.9	-4.4%	413.4	302.6	36.6%

Depreciation and Amortization	42.3	32.6	29.6%	153.9	122.8	25.3%

EBITDA	174.2	170.6	2.1%	567.2	425.4	33.3%
EBITDA Margin	16.7%	20.0%		16.1%	14.0%

Aircraft Rentals	42.7	39.1	9.3%	158.9	157.7	0.8%

EBITDAR	216.9	209.7	3.4%	726.1	583.1	24.5%
EBITDAR Margin	20.7%	24.6%		20.6%	19.2%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic/Regional Operations

During the fourth quarter, LAN continued to see the excellent results from the launch of its new business model for short-haul operations on domestic routes within Chile and Peru. Domestic traffic in Chile grew 26.1% during the quarter, while domestic load factors increased from 70.0% to 77.5%, largely driven by fare reductions of up to 35% on the lowest fare classes. At the same time, CASK in the domestic business continues to be reduced via a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs as a result of the reduction in commissions to agents and higher Internet sales. Internet sales in the Chilean domestic operations increased from 18% in December 2006 to 45% in December 2007.

Fleet Plan

During the quarter, LAN continued the expansion of its fleet. In the fourth quarter 2007, the Company received three Airbus A318 and two Airbus A320 aircraft destined for domestic and regional short haul operations. In addition, LAN took delivery of two Boeing 767-300 passenger aircraft for long-haul routes.

LAN’s complete fleet plan and associated capital expenditures are shown in the table below.

Fleet Plan

Year End Fleet	2007	2008	2009	2010	2011

PASSENGER FLEET
737-200	9*	-	-	-	-
A320/A319/A318	37	53	51	57	66
767-300 ER	22	26	28	28	28
787-9 ER	-	-	-	-	4
A340-300	5	5	5	5	5
TOTAL PASSENGER FLEET	73	84	84	90	103

CARGO FLEET
737-200 F	1	-	-	-	-
767-300 F	9	9	9	9	9
777-300 F	-	-	2	2	4
TOTAL CARGO FLEET	10	9	11	11	13

TOTAL FLEET	83	93	95	101	116

Total CAPEX in US$ Millions	471	936	269	243	660

* As of December 2007 only eight of these B737-200 were in operation.

Cargo Investigation

As previously reported, in February 2006 the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation including a large number of international cargo airlines -- among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets.

On December 26, 2007, the Directorate-General for Competition of the European Commission notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. LAN is currently reviewing the terms of the notification. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded a US$25.0 million reserve in Other Non-Operating Expenses in relation with this investigation.

Dividend Information

On December 21, 2007, LAN’s Board of Directors approved the payment of a second interim dividend corresponding to net income for fiscal year 2007, in the amount of US$0.35389 per share. This dividend was paid on January 17, 2008 to all shareholders of record as of January 11, 2008.

Outlook

The actions mentioned under “Recent Events” above are part of a broad set of initiatives aimed at strengthening LAN’s future performance. The Company’s strong full-year 2007 performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

LAN has embarked on a very significant fleet expansion program, which included the delivery of a total of 11 passenger aircraft in 2007 and of 22 passenger aircraft in 2008, partially to replace the Boeing 737-200 aircraft which will be phased out during the first half of 2008. In addition to more aircraft, ASK growth will be enhanced as a result of increased aircraft utilization and, to a lesser extent, the densification of the current fleet. Overall, LAN expects passenger ASK growth to be between 20-22% in 2008. LAN expects growth in the cargo business in 2008 to be largely driven by capacity in the belly space of passenger aircraft, as well as from possible additional ACMI leases in 2008. As a result, the Company estimates cargo ATK growth of 8-10% in 2008.

Consolidated Fourth Quarter Results

Net income for the fourth quarter of 2007 amounted to US$100.8 million compared to net income of US$93.6 million in the same period of 2006, an increase of 7.7%. Net margin for the quarter decreased from 11.0% in 2006 to 9.6% in 2007.

Operating income amounted to US$131.9 million in the fourth quarter of 2007 as compared to operating income of US$138.0 million in the fourth quarter of 2006. Operating margin for the quarter decreased from 16.2% to 12.6%, mainly as a result of higher fuel costs.

Total operating revenues grew 22.6% compared to the fourth quarter of 2006, reaching US$1,046.1 million. This reflected a:

•	24.9% increase in passenger revenues to US$642.4 million,
•	15.5% increase in cargo revenues to US$349.4 million, and a
•	47.9% increase in other revenues to US$54.3 million.

Passenger and cargo revenues accounted for 61% and 33% of total revenues for the quarter, respectively.

Passenger revenues were higher driven by a 15.5% increase in traffic, coupled with an 8.1% increase in yields. Load factors increased from 76.2% to 76.9%, as traffic outpaced the 14.5% increase in capacity. Overall, revenues per ASK increased 9.1%. Traffic grew as a result of a 26.1% increase in Chilean domestic traffic, and a 13.8% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 85% of total passenger traffic during the quarter. Yields increased 8.1% mainly as a result of nominal fare increases, better revenue management practices on regional and long-haul routes, and the increase in fuel surcharges due to higher fuel costs.

Cargo revenues increased 15.5% driven by a 5.8% increase in traffic and a 9.2% increase in yields. Yields increased primarily due to the implementation during the quarter of certain revenue management initiatives and to higher fuel surcharges. Capacity during the quarter increased 9.2%. As a consequence, load factors decreased from 78.0% to 75.6%, due to the effect of stronger currencies and higher fuel prices on some northbound export markets. Revenues per ATK increased by 5.8% compared to the fourth quarter of 2006.

Other revenues increased 47.9%, mainly driven by increased revenues from on board sales and aircraft rentals, maintenance and storage and custom brokerage services to third parties. In addition, the Company received US$11.3 million from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft. These effects were partly offset by the sale of the subsidiaries of LAN Logistics Corp, including the Miami-based companies LAN Box Inc. and courier company SkyNet SA, during the second quarter of 2007, which were not part of the Company’s core airline business.

Total operating expenses increased 27.8% during the quarter, while unit (ATK) costs increased 17.2% as compared to the fourth quarter 2006. Higher jet fuel prices during the quarter led to approximately US$81.5 million in higher fuel costs. Excluding fuel, unit costs increased 7.3%. Changes in operating expenses were driven by:

•

Wages and benefits increased 13.9%, driven mainly by the impact of stronger local currencies and of inflation on local currency-denominated wages, as well as by increased headcount in line with the expansion of the Company’s operations,

•	Fuel costs increased 53.9%, driven by an 11.3% increase in consumption and a 38.3% increase in prices.
•

Commissions to agents increased 11.1% due to a 21.4% increase in traffic revenues (passenger and cargo), which was offset by a 1.1 point reduction in average commissions. This reduction was mainly related to lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 29.6%, mainly due to the incorporation of three new Boeing 767 aircraft, two Airbus A320 and five Airbus A318 aircraft during 2007.
•

Other rental and landing fees increased 11.7%, mainly due to the impact of increased operations on airport landing fees and handling expenses, which were offset in part by lower variable aircraft rentals as a result of the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 27.0%, driven by the 19.5% increase in the number of passengers transported during the quarter, as well as by higher costs associated with passenger compensations.
•	Aircraft rentals increased 9.3% mainly due to the incorporation of one leased Airbus A340 into LAN’s fleet during the third quarter of 2007.
•

Maintenance expenses increased 52.0% mainly as a result of the expansion in operations, a larger fleet and the increased fleet utilization, as well as higher maintenance rates per hour due to escalation in maintenance contracts.

•	Other operating expenses increased 27.1% due to increased operations, driven mainly by higher sales and distribution costs and marketing expenses.

Non-operating results for the fourth quarter of 2007 amounted to a US$10.3 million loss compared to a US$24.3 million loss in the fourth quarter of 2006.

•	Interest income increased 110.4% due to higher average cash balances resulting from the proceeds of the equity offering completed in June 2007.
•	Interest expense increased 8.0% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$4.3 million gain compared to an US$8.2 million loss in 2006. In the fourth quarter 2007, LAN recorded a US$25.0 million reserve related to the ongoing investigation by the European Commission for allegations of anti-competitive behavior in the cargo business. In addition, the Company recorded a fuel hedging gain of US$20.8 million in the fourth quarter of 2007 (compared to a US$1.0 million loss in the fourth quarter of 2006), as well as a US$9.4 million foreign-exchange gain (compared to a US$6.1 million gain in the fourth quarter of 2006).

Consolidated Full Year 2007 Results

Net income for the full-year 2007 amounted to US$308.3 million compared to net income of US$241.3 million in the same period of 2006, an increase of 27.8%. Excluding extraordinary items that amounted to US$28.3 million during the first half of 2006, net income rose 44.8% and net margin increased from 7.0% in 2006 to 8.7% in 2007.

Operating income amounted to US$413.4 million in 2007 compared to US$302.6 million in 2006. Operating margin for the year increased from 10.0% to 11.7%.

Total operating revenues grew 16.2% compared to 2006, reaching US$3.5 billion. This reflected a:

•	21.2% increase in passenger revenues to US$2,197.2 million,
•	7.6% increase in cargo revenues to US$1,154.3 million, and a
•	17.3% increase in other revenues which amounted to US$173.4 million.

Passenger and cargo revenues accounted for 62% and 33% of total revenues for the period, respectively.

Passenger revenues grew 21.2% driven by a 23.1% increase in traffic, partly offset by a 1.6% decrease in yields. Load factors increased from 73.9% to 76.1%, as traffic outpaced the 19.5% increase in capacity. Overall, revenues per ASK increased 1.4%. Traffic grew as a result of a 23.5% increase in Chilean domestic traffic and a 23.1% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the period. Yields decreased 1.6% due to fare decreases on regional and domestic routes related to the new business model for short-haul operations, partly offset by nominal fare increases, improved revenue management and higher fuel surcharges in the fourth quarter of 2007.

Cargo revenues increased 7.6% mainly due to a 4.8% increase in traffic, coupled with a 2.7% increase in yields. Yields increased due to strong demand on southbound routes and to the implementation of certain revenue management initiatives as well as higher fuel surcharges. Traffic growth was exceeded by a 6.9% capacity increase. As a consequence, load factors decreased from 75.9% to 74.4%. Revenues per ATK marginally increased 0.7% compared to full-year 2006.

Other revenues increased 17.3% driven by increased revenues from on-board sales and aircraft rentals, maintenance and storage, custom brokerage and handling services to third parties, partially offset by the sale in the second quarter of 2007 of the subsidiaries of Lan Logistics Corp, which were not part of the Company’s core airline business. In addition, the Company received US$18.6 million from Airbus related to a change in the delivery schedule of certain Airbus A318 aircraft.

Total operating expenses increased 13.9% during the period, while unit (ATK) costs increased 2.8%. Higher jet fuel prices during the period led to approximately US$78.5 million in higher fuel costs. Excluding fuel, unit costs were stable during the year, decreasing 0.2%. Changes in operating expenses were driven by:

•

Wages and benefits increased 10.5%, mainly driven by increased headcount in line with the expansion in the Company’s operations, together with the impact of stronger local currencies and inflation on local currency-denominated wages.

•	Fuel costs increased 21.8%, due to an 11.5% increase in consumption and a 9.2% increase in prices.
•

Commissions to agents were flat during the year, despite significant revenue growth, due to a 16.1% increase in traffic revenues (passenger and cargo), which was offset by a 2.0 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, as well as lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 25.3%, mainly to the incorporation into LAN’s fleet of three new Boeing 767 aircraft, two Airbus A320 and five Airbus A318 aircraft during 2007.
•

Other rental and landing fees increased 8.8%, mainly due to the impact of increased operations on landing fees and handling expenses, partially offset by lower variable aircraft rentals as a result of lower ACMI leases in the cargo business, as well as the termination of certain cargo allotment agreements.

•

Passenger service expenses increased 28.1%, driven mainly by the 24.9% increase in the number of passengers transported during the period, in addition to higher costs associated with passenger compensations.

•

Aircraft rentals marginally increased 0.8%, as a decrease in the average number of leased aircraft was offset by higher average lease rates and by the incorporation of an additional Airbus A340 into LAN’s fleet.

•

Maintenance expenses increased 35.7% mainly as a result of the expansion in operations, a larger fleet and increased utilization of the fleet, as well as higher maintenance rates per hour due to an escalation in maintenance contracts.

•

Other operating expenses increased 14.9% due to increased operations, which resulted in increased sales and distribution costs, higher advertising and marketing expenses, and costs related to the Company’s on board sales. This was partially offset by the de-consolidation of the costs related to the subsidiaries of Lan Logistic Corp, which were sold during the second quarter of 2007.

Non-operating results for 2007 amounted to a US$45.6 million loss compared to a US$15.7 million loss in 2006.

•	Interest income increased 128.5% due to higher average cash balances resulting from the proceeds of the equity offering completed in June 2007.
•	Interest expense increased 25.5% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$12.6 million gain compared to a US$37.1 million gain in 2006. In 2007, this item included a US$25.0 million reserve related to the ongoing investigation by the European Commission for allegations of anti-competitive behavior in the cargo business. In 2006, this item included a US$40.3 million pre-tax, one-time gain related to a change in the Company’s aircraft maintenance accounting policy, a US$6.4 million pre-tax one-time charge related to severance payment charges and an US$8.1 million provision related to the phase-out of the Boeing 737-200 fleet. The Company recorded a fuel hedging gain of US$28.2 million in the full-year 2007 (compared to a US$12.9 million gain in 2006), as well as a US$15.7 million foreign-exchange gain (compared to a US$5.5 million gain in 2006).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 73 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended December 31			For the full year ended December 31		
	2007	2006	% Change	2007	2006	% Change
REVENUES						
Passenger	642,368	514,224	24.9%	2,197,201	1,813,373	21.2%
Cargo	349,412	302,571	15.5%	1,154,323	1,072,730	7.6%
Other	54,313	36,711	47.9%	173,399	147,857	17.3%
TOTAL OPERATING REVENUES	**1,046,093**	**853,506**	**22.6%**	**3,524,923**	**3,033,960**	**16.2%**
EXPENSES						
Wages and Benefits	(139,998)	(122,880)	13.9%	(489,550)	(442,967)	10.5%
Aircraft Fuel	(294,321)	(191,222)	53.9%	(930,208)	(763,951)	21.8%
Commissions to Agents	(115,004)	(103,501)	11.1%	(402,577)	(403,899)	-0.3%
Depreciation and Amortization	(42,309)	(32,639)	29.6%	(153,852)	(122,802)	25.3%
Other Rental and Landing Fees	(104,309)	(93,363)	11.7%	(366,418)	(336,821)	8.8%
Passenger Services	(19,130)	(15,062)	27.0%	(71,844)	(56,077)	28.1%
Aircraft Rentals	(42,713)	(39,091)	9.3%	(158,917)	(157,681)	0.8%
Aircraft Maintenance	(40,956)	(26,940)	52.0%	(159,063)	(117,206)	35.7%
Other Operating Expenses	(115,464)	(90,825)	27.1%	(379,123)	(329,934)	14.9%
TOTAL OPERATING EXPENSES	**(914,204)**	**(715,523)**	**27.8%**	**(3,111,552)**	**(2,731,338)**	**13.9%**
OPERATING INCOME (LOSS)	**131,889**	**137,983**	**-4.4%**	**413,371**	**302,622**	**36.6%**
OPERATING MARGIN	*12.6%*	*16.2%*	-3.6 *pp*	*11.7%*	*10.0%*	1.8 *pp*
OTHER INCOME (EXPENSE)						
Interest Income	5,483	2,606	110.4%	18,043	7,897	128.5%
Interest Expenses	(20,134)	(18,647)	8.0%	(76,224)	(60,739)	25.5%
Other Income-Net	4,307	(8,237)	-152.3%	12,619	37,113	-66.0%
TOTAL	**(10,344)**	**(24,278)**	**-57.4%**	**(45,562)**	**(15,729)**	**189.7%**
INCOME BEFORE MINORITY INTEREST	**121,545**	**113,705**	**6.9%**	**367,809**	**286,893**	**28.2%**
Minority Interest	(1,471)	(1,669)	-11.9%	289	1,244	-76.8%
INCOME (LOSS) BEFORE INCOME TAXES	**120,074**	**112,036**	**7.2%**	**368,098**	**288,137**	**27.8%**
Income Taxes	(19,254)	(18,391)	4.7%	(59,775)	(46,837)	27.6%
NET INCOME (LOSS)	**100,820**	**93,645**	**7.7%**	**308,323**	**241,300**	**27.8%**
NET MARGIN	9.6%	*11.0%*	-1.3 *pp*	8.7%	*8.0%*	0.8 *pp*
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	**100,820**	**93,645**	**7.7%**	**308,323**	**212,956**	**44.8%**
NET MARGIN	9.6%	*11.0%*	-1.3 *pp*	8.7%	*7.0%*	1.7 *pp*
Shares Outstanding	338,790,909	318,909,090	6.2%	338,790,909	318,909,090	6.2%
Earnings per share	0.30	0.29	1.3%	0.91	0.76	20.3%
Earnings per ADR	1.49	1.47	1.3%	4.55	3.78	20.3%

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

LAN Airlines S.A.
Consolidated Operating Statistics

Operating Statistics	For the Three-Month Period ended December 31 2007	2006	% Change	For the full year ended December 31 2007	2006	% Change
System						
ATKs (millions)	1,867.8	1,738.9	7.4%	7,023.1	6,349.8	10.6%
ASKs (millions)	8,329.0	7,273.6	14.5%	31,556.1	26,400.0	19.5%
RTKs (millions)	1,330.9	1,212.3	9.8%	4,862.4	4,333.8	12.2%
RPKs (millions)	6,403.2	5,543.1	15.5%	24,001.2	19,495.5	23.1%
Overall Load Factor (based on ATKs)%	71.3%	69.7%	1.5 pp	69.2%	68.3%	1.0 pp
Break-Even Load Factor (based on ATK)%	62.8%	59.3%	3.5 pp	61.9%	62.3%	-0.4 pp
Yield based on RTKs (US Cents)	74.5	67.4	10.6%	68.9	66.6	3.5%
Operating Revenues per ATK (US Cents)	53.1	47.0	13.0%	47.7	45.5	5.0%
Operating Costs per ATK (US Cents)	46.8	40.0	17.2%	42.7	41.5	2.8%
Fuel Gallons Consumed (millions)	109.4	98.3	11.3%	406.7	364.8	11.5%
Average Trip Length (thousands km)	2.101	2.173	-3.3%	2.164	2.195	-1.4%
Passenger						
ASKs (millions)	8,329.0	7,273.6	14.5%	31,556.1	26,400.0	19.5%
RPKs (millions)	6,403.2	5,543.1	15.5%	24,001.2	19,495.5	23.1%
RTKs (millions)	576.3	498.9	15.5%	2,160.1	1,754.6	23.1%
Passengers Transported (thousands)	3,047.7	2,550.8	19.5%	11,091.3	8,881.3	24.9%
Load Factor (based on ASKs) %	76.9%	76.2%	0.7 pp	76.1%	73.8%	2.2 pp
Yield (based on RPKs, US Cents)	10.0	9.3	8.1%	9.2	9.3	-1.6%
Yield (based on RTKs, US Cents)	111.5	103.1	8.1%	101.7	103.3	-1.6%
Revenue/ASK (US cents)	7.7	7.1	9.1%	7.0	6.9	1.4%
Cargo						
ATKs (millions)	998.4	914.4	9.2%	3,632.8	3,399.1	6.9%
RTKs (millions)	754.6	713.4	5.8%	2,702.3	2,579.2	4.8%
Tons Transported (thousands)	166.2	157.7	5.4%	604.3	564.1	7.1%
Load Factor (based on ATKs) %	75.6%	78.0%	-2.4 pp	74.4%	75.9%	-1.5 pp
Yield based on RTKs (US Cents)	46.3	42.4	9.2%	42.7	41.6	2.7%
Revenue/ATK (US Cents)	35.0	33.1	5.8%	31.8	31.6	0.7%

Note: Please note that as of August 2007, LAN modified the method of calculating cargo ATKs to better represent available capacity in the bellies of passenger aircraft. Cargo RTKs are not affected by this change. Corresponding data for 2006 has been modified for comparison purposes

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

Consolidated Statements of Cash Flows

	For the Three-Month Period ended December 31		For the full year ended December 31	
	2007	2006	2007	2006
Collection of trade accounts receivable	1,314,269	836,079	3,535,542	2,951,595
Interest income	4,892	1,674	15,150	6,358
Income and other interest received	19,805	2,905	37,698	24,936
Payments to suppliers and personnel	(969,959)	(603,208)	(2,743,171)	(2,371,090)
Interest paid	(18,395)	(19,151)	(73,633)	(60,107)
Income tax paid	(4,889)	(4,440)	(16,316)	(14,581)
Other expenses paid	(4,298)	(4,102)	(12,231)	(11,592)
Value-added tax and similar payments	(7,309)	(6,387)	(36,021)	(35,265)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**334,116**	**203,370**	**707,018**	**490,254**
Procedes from share issuance	-	645	319,141	2,541
Loans obtained	214,684	231,091	495,324	821,324
Securitization proceeds	(3,070)	(2,866)	(11,970)	(11,817)
Other loans from related companies	-	-	-	-
Dividend payments	-	(4)	(210,868)	(84,910)
Loans repaid	(25,103)	(55,396)	(205,536)	(223,415)
Other	(31)	-	(2,672)	(6)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**186,480**	**173,470**	**383,419**	**503,717**
Acquisitions of property, plant and equipment	(437,646)	(263,588)	(839,851)	(920,429)
Proceeds from sales of property and equipment	73	33	219	7,620
Sale of financial instruments and other investments	(470)	2,684	14,105	28,057
Other investments	(94)	(296)	(94)	(2,238)
Investments in financial instruments	(3,385)	-	(16,343)	-
Other	1	(18,659)	(2,290)	(18,659)
NET CASH PROVIDED BY INVESTING ACTIVITIES	**(441,521)**	**(279,826)**	**(844,254)**	**(905,649)**
Net Increase (Decrease) in Cash and Cash Equivalents	**79,075**	**97,014**	**246,183**	**88,322**
Inflation Efect in Cash and Cash Equivalents	**14**	**128**	**(64)**	**(97)**
Net Variation in Cash and Cash Equivalents	**79,089**	**97,142**	**246,119**	**88,225**
Cash and Cash Equivalents at Beginning of the Period	**366,526**	**102,354**	**199,496**	**111,271**
Cash and Cash Equivalents at End of the Period	**445,615**	**199,496**	**445,615**	**199,496**

Note: The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows. Securities with original maturities of more than three months are not considerated as cash equivalents, and amounted to US$20.4 million as of December 31, 2006, and US$22.4 million as of December 31, 2007

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US$)

	As of December 31, 2007	2006
ASSETS		
CURRENT ASSETS		
Cash	11,506	9,565
Time deposits	308,585	148,977
Marketable securities	147,952	60,069
Accounts and notes receivable -trade and other	468,301	356,512
Accounts and notes receivable from related companies	226	4,765
Inventories	58,097	46,827
Prepaid and recoverable taxes	68,623	34,048
Prepaid expenses	12,949	26,786
Deferred income tax assets	4,624	6,435
Other current assets	13,040	12,324
Total current assets	1,093,903	706,308
PROPERTY AND EQUIPMENT (net)		
Aircraft	2,051,864	1,624,090
Other	299,741	231,825
Total property and equipment	2,351,605	1,855,915
OTHER ASSETS		
Investments	3,289	3,482
Goodwill	36,022	43,469
Notes and accounts receivable from related companies	0	51
Long-term accounts receivable	12,171	28,915
Long-term deferred taxes	0	0
Deposits and others	404,752	290,649
Total other assets	456,234	366,566
Total assets	3,901,742	2,928,789
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	8,996
Current portion of long-term loans from financial institutions	102,153	89,883
Current portion of long term leasing obligations	74,786	55,040
Dividends Payable	120,073	67,789
Accounts payable	322,897	260,947
Notes and accounts payable to related companies	357	301
Other creditors	0	0
Air traffic liability and others	325,669	265,307
Other current liabilities	176,670	128,020
Total current liabilities	1,122,605	876,283
LONG-TERM LIABILITIES		
Loans from financial institutions	1,228,650	1,031,082
Other creditors	0	523
Provisions	94,441	45,892
Notes and accounts payable to related companies	0	0
Air traffic liability	6,752	19,578
Deferred taxes	169,885	126,886
Obligations under capital leases	233,768	176,433
Other long-term liabilities	52,400	21,481
Total long-term liabilities	1,785,896	1,421,875
MINORITY INTEREST	5,189	4,311
SHAREHOLDERS' EQUITY		
Common stock	453,444	134,303
Reserves	-52	2,620
Interim dividends	-210,000	-115,850
Retained earmings	744,660	605,247
Total shareholders´ equity	988,052	626,320
Total liabilities and shareholders´ equity	3,901,742	2,928,789

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008

Lan Airlines S.A.
/s/ Andres del Valle Andres del Valle Authorized Signatory